May 16, 2008

W. Thomas Conner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

RE: Kansas City Life Variable Life Separate Account of
        Kansas City Life Insurance Company
        Initial Registration Statement filed on Form N-6
        File No. 333-150926

Dear Mr. Connor:

The staff has reviewed the above-referenced initial registration statement, which the
Commission received on May 15, 2008. Based on our review, we have the following
comments. (The page references below reflect the courtesy copy page numbering.)

1   Front Cover Page. Please add the name of the contract that corresponds to that
specified on the EDGAR system under the class/contract name to the Front Cover Page
of the prospectus.

2   Tax Benefits (pg. 3). It is indicated that the death benefit generally should be
excludable from the gross income of its recipient. Please add a sentence to this paragraph
(or the Tax Risks paragraph on pgs 3-4) to the effect that death benefit proceeds may be
subject to estate/inheritance taxes.

3   Fee Tables (pg. 5-9).

- The Registrant should confirm that any $0.00 charges in the Table may
  actually be applied under an Insured's contract during the applicable period.

4   Other Tax Charge (pg. 45). According to this disclosure, a charge is currently
assessed to cover income and premium taxes as a result of subaccount operations. This
charge should be disclosed in the fee table. (For instance, if the charge falls under the 5%
"Premium Expense Charge," a footnote to the fee table should set forth the charges
covered under the premium expense charge.)

5   Purchasing a Contract (pgs. 45-46). Please revise the disclosure under this heading to clarify that under the federal securities laws, the prospectus is the controlling document and that all material provisions of the contract and any material variations due to state law requirements are disclosed in the prospectus.

6   SAI (pgs. 5-6). – Please reconcile the information presented in the third column of the Commissions table with the statement under the table that states "Sunset Financial passes through commissions it receives and does not retain any override as principal underwriter for the Contracts."

7   Miscellaneous. Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

8   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6758. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Products